

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 10, 2006

Mr. G. Stephen Finley
Chief Financial Officer
Baker Hughes Incorporated
3900 Essex Lane, Suite 1200
Houston, TX 77027

> **Re:**   **Baker Hughes Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **Response Letter Dated April 19, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **Filed May 2, 2006**
> **File No. 1-09397**

Dear Mr. Finley:

We have reviewed your response letter and have the following comment. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Investing Activities, page 23

1.   We note that you reported proceeds from the disposal of assets and that these disposals "relate to rental tools that were lost-in-hole, as well as machinery, rental tools and equipment no longer used in operations that were sold throughout the period." Please tell us how you account for the proceeds you receive from rental tools that are lost-in-hole. Additionally, explain the nature of any contractual arrangements you have with your customers that cover events of this nature.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief